FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

24 August 2026

HSBC HOLDINGS PLC
PUBLICATION OF DRAWDOWN PROSPECTUS

The following drawdown prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Drawdown prospectus dated 24 August 2026 relating to the issue by HSBC Holdings plc of CNY2,500,000,000 1.950% Fixed Rate Notes due 2030 and CNY1,500,000,000 2.300% Fixed Rate Notes due 2034 under its Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser:

https://www.hsbc.com/investors/fixed-income-investors/final-terms-and-supplements

A copy of each of the above documents has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Investor enquiries to:

Greg Case                            +44 (0) 20 7992 3825                         investorrelations@hsbc.com

Media enquiries to:

Press Office                          +44 (0) 20 7991 8096                         pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,438bn at 30 June 2026, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the drawdown prospectus available by clicking on the link above (together with the documents incorporated by reference therein, the 'Drawdown Prospectus'), and you are therefore advised to read this carefully before reading, accessing or making any other use of the Drawdown Prospectus. In accessing the Drawdown Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE DRAWDOWN PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE DRAWDOWN PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT US PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE 'SECURITIES ACT'). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE DRAWDOWN PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE DRAWDOWN PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE DRAWDOWN PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR THE BENEFIT OF, US PERSONS, AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE OR LOCAL SECURITIES LAWS.

Please note that the information contained in the Drawdown Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Drawdown Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Drawdown Prospectus is not addressed. Prior to relying on the information contained in the Drawdown Prospectus you must ascertain from the Drawdown Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Drawdown Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Drawdown Prospectus, you must be a person other than a US person (as defined in Regulation S under the Securities Act). By accessing the Drawdown Prospectus, you shall be deemed to have represented that you and any customers you represent are not a US person, and that you consent to delivery of the Drawdown Prospectus and any supplements thereto via electronic publication.

You are reminded that the Drawdown Prospectus has been made available to you on the basis that you are a person into whose possession the Drawdown Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Drawdown Prospectus to any other person.

The Drawdown Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of HSBC Holdings plc in such jurisdiction. Under no circumstances shall the Drawdown Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Drawdown Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Drawdown Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of HSBC Holdings plc, its advisers, any person who controls HSBC Holdings plc or any director, officer, employee or agent of HSBC Holdings plc or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Drawdown Prospectus made available to you in electronic format and the original version.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 24 August 2026